NEWS RELEASE

DECEMBER 18, 2006

CANETIC RESOURCES TRUST ANNOUNCES $350 MILLION CAPITAL EXPENDITURE BUDGET FOR 2007

Canetic Resources Trust (“Canetic” or the “Trust” or “We”) (CNE.UN–TSX; CNE–NYSE) is pleased to announce that its Board of Directors has approved the Trust’s 2007 capital expenditure program including a $350 million exploration and development program weighted approximately 67 percent to drilling and optimization related activities.  The integration of our 2006 acquisitions has resulted in a large organic opportunity base and 2007 spending plans that contemplate execution of the largest first quarter capital program in Canetic’s history at between $120 and $140 million.

“Our 2007 capital expenditure program reflects the significant inventory of development opportunities to be pursued over the next several years from our existing asset base,” said J. Paul Charron, President and CEO of Canetic.  “As we continue to develop these opportunities, managing the trust’s capital spending to achieve solid returns on investment while continuing to develop the long term sustainability of the trust will remain key.  Our program will focus on protecting and enhancing the long life nature of Canetic’s large oil and gas in place reservoirs through prudent reservoir management and enhanced recovery techniques while maximizing near term cash flow and returns from Canetic’s shorter life assets.  As a result, Canetic’s 2007 spending plans include allocation of capital to certain longer term reservoir enhancement projects which are not expected to result in significant production additions in the near term, but are expected to increase overall recoverability and enhance the longer term viability of Canetic’s asset base.”

HIGHLIGHTS OF THE 2007 BUDGET INCLUDE:

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Robust first quarter operated drilling program targeting the drilling of approximately 58 gross operated wells.

•

The largest first quarter program in the Company’s history at an estimated $120 to $140 million.

•

Targeted average daily production of between 75,500 and 80,000 barrels of oil equivalent (“boe”) per day based on planned production efficiencies from drilling and optimization related activity of approximately $22,000 to $24,000 per flowing boe and 2006 exit production of approximately 82,000 boe per day.

•

High impact 1 to 3 well program targeting Slave Point formation in Clarke Lake.

•

Completion of the new Willesden Green gas plant enabling 4 to 6 mmcf per day of stranded production to be brought on stream in addition to new volumes from our intensive Q1 drilling program.

CAPITAL PROGRAM

Canetic’s planned exploration and development expenditures for 2007 of $350 million represent an approximate eight percent increase over estimated 2006 capital expenditures and includes an operated drilling program targeting the drilling of approximately 58 gross (49 net) wells in the first quarter weighted 62 percent to oil prone plays.  Canetic anticipates it will operate the drilling of an additional 40 to 45 gross wells through the remainder of 2007 for a total of approximately 100 gross operated wells weighted approximately 60 percent towards oil based targets. On our non-operated properties, we anticipate our partners will drill between 200 and 250 gross wells with Canetic’s proportionate share of expenditures being approximately $70 million.

All Canetic business units have significant opportunities for continued development and growth with the largest capital programs being focused in our Rocky, South Central and Williston Basin business units.  The plans of each business unit have been designed to maximize versatility in planned activity to facilitate changes in relation to movements in underlying commodity prices; and to allow Canetic to respond in an appropriate manner in light of certain clarifications provided by the Canadian Federal Government on Friday, December 15, 2006, regarding permissible growth of income and royalty trusts over the next four years and any potential forthcoming changes to, or clarifications of, the Federal Government’s intentions in respect of its proposed initiatives to implement taxation of trust distributions.

Rocky Business Unit

In our Rocky business unit, we will continue to explore and develop a combination of shallow gas plays in the Edmonton and Belly River Sands as well as deeper gas plays in Lower Cretaceous to Mississippian formations.  We continue to further evaluate and high grade opportunities associated with the newly acquired properties from Samson Canada Ltd. (“Samson”) in the Hoadley area.  Plans include drilling of 12 gross wells in the Rocky business unit in the first and second quarters of 2007.  We currently anticipate start up of our 100 percent owned 20 mmcf/d Willesden Green gas plant in early March 2007 which will provide additional processing capacity and control in one of our core development areas.  A portion of 2007 spending in the Rocky area is expected to target opportunities related to the recent acquisition of lands in the Hoadley and Ferrier areas from Samson.  The remainder of the budget is expected to largely target prospects in Gilby, Willesden Green and Innisfail.    As some pools are in more mature stages of their life cycle, we are currently reviewing opportunities to optimize production and oil recoveries through continued improvement or implementation of waterfloods in these areas.

South Central Business Unit

In the South Central business unit, we plan to drill 8 development Detrital oil wells and 1 Ellerslie gas well in the Greater Golden Spike area in the first half of 2007.  In the Corbett Creek area, Canetic expects to initiate a 3 well operated program targeting Mannville CBM on its concentrated land base directly offsetting established production.  We believe that this initial program will offer tremendous follow-up opportunities that Canetic will continue to develop over the remainder of 2007 and into 2008. Canetic also intends to participate in non-operated joint venture projects in the Corbett Creek area in 2007.  A significant portion of our capital program will be directed toward optimization programs consisting of recompletions of secondary zones in existing standing Acheson wells and optimizing current production in the Yekau Lake Detrital oil pool in conjunction with planned drills and waterflood to enhance oil recovery from this pool.  This program will follow up on our strong 2006 optimization and drilling program to replace the production decline from the Acheson Leduc D3a blow down phase and offset natural declines in production across the South Central business unit.

Williston Basin Business Unit

The Williston Basin business unit includes assets in southeast Saskatchewan, southwest Manitoba, and Tracy Mountain, North Dakota.  The emphasis for the Canadian assets is on drilling lower risk infill locations and step out wells in large oil in place, established pools.  We have plans to drill 7 gross wells in the first quarter of 2007. With the large oil in place pools that characterize this asset, the focus in 2007 will shift towards reservoir management.  Canetic’s newly formed reservoir management team will work with the business unit to identify, evaluate, and initiate, or further optimize, enhanced oil recovery projects in the area. For our North Dakota assets, we plan on drilling two horizontal wells in the Tracy Mountain area to test the Mississipian Fryburg formation.  This is a follow up to our successful 2006 program targeting the Pennsylvanian aged Tyler Sand formation.  Success in this area is expected to lead to significant follow up drilling opportunities.

Drayton Business Unit

Spending plans for the Drayton business unit build upon the success of our 2006 program, with a continued focus on suspended wellbores, recompletions and optimization of current production.  Planned activities include the reactivation or recompletion of 14 wells, as well as drilling of 6 gross (4 net) wells in the first quarter.  Drilling activity is expected to be balanced between oil and gas and will include both high working interest infill opportunities and material impact step out and exploratory wells with several potential follow up opportunities.   We also intend to work with our midstream partners to reconfigure key sections of our gas gathering infrastructure and compression facilities to increase capacity and reliability and lower overall operating costs.

Border Plains Business Unit

In our Border Plains business unit activity will focus on continued growth of our multi zone heavy oil prospects in the Furness area as well as the further development and expansion of our plays in the Greater Provost area. In Furness, Canetic plans to drill a 7 well program targeting McLaren and Sparky oil while in the Provost area, a 6 well horizontal development program is planned targeting medium oil in the Dina and Rex formations. The business unit has identified numerous follow up locations in these development areas.  Canetic also anticipates a 4 to 5 well exploration program to commence in the second quarter of 2007 following evaluation of recently acquired seismic. A successful exploratory program will define new pools and lead to numerous infill candidates expected to be drilled later in 2007 and into 2008.   During 2007, we will also work to enhance and expand our existing waterfloods schemes and continue our successful optimization program while seeking opportunities to reduce operating costs and improve netbacks in the area.

Northern Business Unit

Canetic’s Northern business unit will focus on continued activity in the core areas of Pouce Coupe and Valhalla as well as on the recently acquired properties from Samson in Northeast British Columbia.  In Pouce Coupe, Canetic intends to continue to build on its strong reserves and production additions from multiple prospective horizons, which include the Halfway/Doig formation as well as Montney, Boundary Lake, Baldonnel and Upper Cretaceous Sands. In addition, Canetic plans to undertake a potentially high impact 1 to 3 well program in Clarke Lake targeting the prolific Slave Point formation.

Southern Business Unit

Canetic’s Southern business unit achieved strong success in 2006 targeting light oil in the Lower Mannville, Sunburst and Arcs formations in the Countess and Suffield areas.  Following on this success, the business unit is finalizing multiple drilling programs targeting these same horizons in 2007.  Due to year round access in this area, drilling activity will be moderate in the first quarter of 2007 with only a 2 well horizontal program being planned in the Suffield West area targeting the Lower Mannville D3D pool. More robust programs are planned for later in the year in these areas. As many of the pools in the Countess area are currently subject to enhanced recovery, Canetic’s reservoir management group will work closely with the Southern business unit in 2007 to attempt to efficiently enhance and maximize production and ultimate recovery of these pools. To date, Canetic has focused its efforts on the larger pools in this area and in 2007 intends to begin work on many of the smaller pools in the area to maximize recovery and value creation.

The remainder of the 2007 capital program is intended to focus on drilling, optimization and reservoir enhancement opportunities in our North Central business unit.

Current plans for 2007 anticipate downtime equivalent to approximately 3 percent of production related to maintenance activities and unplanned outages during the course of the year.

Budget Overview

The budgeted capital expenditures for 2007, by type are:

($millions)	2005 (Actual) (1)	2006 (Estimate)	2007 (Budget)
Drilling	80.5	163.2	172.9
Optimization, Recompletions and Maintenance	42.9	90.0	108.9
Facilities & pipelines	32.3	53.0	30.3
Land & seismic	16.5	16.0	12.6
Remediation and reclamation	-	3.0	6.0
Other	-	2.0	20.0
Total	172.2	327.2	350.7

2007 budgeted capital expenditures by business unit are:

($millions)	$ millions	Percentage of total
Rocky	66.6	19.0
South Central	50.7	14.4
Williston Basin	49.7	14.2
Northern	43.9	12.5
Southern	40.7	11.6
Border Plains	35.0	10.0
Drayton Valley	34.3	9.8
North Central	17.2	4.9
Other	12.6	3.6
Total	350.7	100

(1)  The merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) has been accounted for as a purchase by Acclaim and accordingly, the comparative figures for 2005 are those of Acclaim only.  Additionally, as the merger occurred January 5, 2006, all financial and operating results of the StarPoint properties have been excluded for the first four days of 2006.

Canetic’s 2007 capital expenditure program is expected to be funded through a combination of cash flow, proceeds from our ongoing distribution re-investment program and asset sales with any remaining shortfall funded from available debt capacity.

For purposes of budgeting for its 2007 capital expenditures, Canetic has assumed a yearly average of US$65 per barrel for West Texas Intermediate crude and $7.50 per GJ of natural gas at AECO.  We have also assumed an average U.S. dollar to Canadian dollar exchange rate of US$0.90/CAD$1.00.

Plans for Canetic’s 2007 capital program are subject to change and will be re-evaluated in the context of commodity prices, equity markets, drilling results and pending legislative changes both as to the aggregate of expenditures and type of expenditures to be incurred during 2007, and accordingly the foregoing provides only the present planning of Canetic in relation to 2007.

OPERATING EXPENSES

Canetic currently anticipates a moderation in industry activity levels during 2007 that should result in an easing of the cost pressures the industry has experienced in recent years.  Incremental operating costs will be incurred as a result of newly acquired properties and costs associated with new development volumes, however, operating costs on a per boe basis are expected to remain at approximately $9.00 per boe in 2007.

GENERAL & ADMINISTRATIVE EXPENSES (G&A)

Aggregate general and administrative expenses (“G&A”) are expected to increase in 2007 as a result of higher staffing levels and expanded office space related to Canetic’s strong growth in 2006.  On a per boe basis G&A is expected to average between $1.30 and $1.40 per boe for full year 2007.

RISK MANAGEMENT

As part of its overall strategy to manage its cash flow, Canetic has historically entered into a variety of hedging transactions designed to reduce the negative impact on cash flow of reduced commodity prices or negative changes in foreign exchange rates while still providing some exposure to commodity price increases.

For 2007, the Trust has in place protection on both crude oil and natural gas volumes extending to the fourth quarter with greater volumes hedged in the earlier periods of the year.

Canetic’s 2007 Risk Management Portfolio

Commodity Contracts	Q1	Q2	Q3	Q4
Natural Gas
Fixed Price Volume (Gj/d)	5,000	5,000	5,000	5,000
Fixed Price Average ($/Gj)	$8.47	$8.47	$8.47	$8.47
Collars Volume (Gj/d)	100,000	80,000	80,000	45,000
Collar Floors ($/Gj)	$7.70	$6.74	$6.74	$6.83
Collar Caps ($/Gj)	$13.08	$9.62	$9.62	$10.08
Total Volume Hedged (Gj/d)	105,000	85,000	85,000	45,000
Crude Oil
CAD Denominated Fixed Price Volumes (bbl/d)	8,000	8,000	8,000	8,000
CAD Denominated Fixed Price Average ($/bbl/d)	$67.26	$67.26	$67.26	$67.26
US Denominated Fixed Price Volume (bbl/d)	1,500	1,500	1,500	1,500
US Denominated Fixed Price Average ($US/bbl)	$48.11	$48.11	$48.11	$48.11
Collars Volume (bbl/d)	6,000	6,000	6,000	6,000
Collar Floors ($US/bbl)	$58.00	$58.00	$58.00	$58.00
Collar Caps ($US/bbl)	$80.76	$80.76	$80.76	$80.76
Total Volume Hedged (bbl/d)	15,500	15,500	15,500	15,500

Additional detail on Canetic’s risk management program can be found in our Third Quarter 2006 Report released on November 8, 2006.

ADVISORY

Forward-Looking Statements

Certain information in this news release constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this news release that are not statements of historical fact may be forward-looking statements.  Forward-looking statements are often identified by terms such as “may”, “should”, “will”, “plans”, “anticipates”, “expects” and similar expressions.  Forward-looking statements in this news release include, but are not limited to, statements with respect to the amount and allocation of the budget for capital expenditures, funding of capital expenditures, business strategy, long-life nature of reserves, recoverability of reserves, production, drilling plans, completion of the Willesden Green gas plant, development plans, processing capacity, downtime, currency exchange rates, production exit rate, operating costs, industry operating levels, G&A expenses, development costs, costs of supplies and services, commodity prices, risk management activities, taxability of distributions and operational activities.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets; volatility of commodity prices; currency fluctuations; variations in interest rates; geopolitical instability; variability in consumer demand for oil, natural gas and natural gas liquids; variability in heavy oil differentials; variations in royalty rates; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions or dispositions; failure to realize the anticipated benefits of acquisitions; failure to complete drilling, maintenance and optimization programs due to bad weather, shortages of labour or equipment or other factors; inability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to income tax and environmental laws and regulatory matters.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions, or expectations upon which they are based will occur.  Such information may prove to be incorrect and actual results may differ materially from those anticipated.  All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All references are to Canadian dollars unless otherwise indicated.

Frequently Recurring Terms and Abbreviations:

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6  thousand cubic feet (mcf) of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Other frequently used abbreviations include:

boe/d – barrels of oil equivalent per day

mcf/d – thousand cubic feet per day

mmcf/d – million cubic feet per day

bbl/d – barrels of oil per day

Gj – gigajoule

mmbtu – million British thermal units

NGL – natural gas liquids

Non-GAAP Measures

Management uses the term funds flow from operations, which we define as cash flow from operating activities before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.

We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance.

These measures as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore, they may not be comparable with calculations of similar measures for other companies or trusts.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2005, is available on the Trust's SEDAR company profile at www.sedar.com, the SEC’s website at www.sec.gov or Canetic’s website at www.canetictrust.com.